September 24, 2014

VIA EDGAR

Ms. Kristi Marrone

Senior Accountant

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	United States Natural Gas Fund, LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 28, 2014
File No. 001-33096

Dear Ms. Marrone:

This letter responds to the United States Securities and Exchange Commission’s (“SEC”) letter of September 11, 2014, with respect to the Form 10-K filed on behalf of the United States Natural Gas Fund, LP (“UNG”), filed with the SEC on February 28, 2014. For your convenience, each of your comments is repeated below, with the response immediately following:

Comment 1:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38.

1.	We note that over the past several years, redemptions of your shares have typically exceeded demand for the creation of new shares by a significant amount. Please provide us with a discussion of the reasons for these changes in the number of shares outstanding and a discussion of any trends that are impacting your net asset value or results of operations. In future filings, please include this discussion within your MD&A.

Response:

Over the past several years, redemptions for shares in UNG have typically exceeded demand for the creation of new shares. The number of shares outstanding has trended down as a result. Over the last three years, United States Commodity Funds LLC (“USCF”), the general partner of UNG has observed that the realized price volatility in UNG’s net asset value (“NAV”), which reflects volatility in the prices of the underlying benchmark futures contract, has trended down from prior elevated levels reached in 2009.

United States Commodity Funds LLC

1999 Harrison Street Suite 1530

Oakland CA 94612

Phone: 510.522.9600 | Fax: 510.522.9604

Ms. Kristi Marrone

United States Securities and Exchange Commission

September 24, 2014

USCF believes that the decline in current and expected volatility reduces market participants’ perception of potential future price movements. Conversely, when natural gas price movements are more volatile, market participants anticipate potential opportunities for greater future returns which may result in greater demand for the creation of new shares. USCF further believes that, in the absence of sudden and/or significant price movements, some market participants tend to change their views slowly and with a somewhat backward- rather than forward-looking bias. Although natural gas prices have exhibited an upward trend in recent years, past declines in natural gas prices may still be impacting investors’ decisions, which may explain why UNG’s shares outstanding have trended down despite recent positive performance in UNG’s NAV.

Comment 2:

Note 9 – Recent Accounting Pronouncements, page 81

2.	Please tell us, and disclose in future filings, how your financial statement comply with the disclosure requirements of Accounting Standards Update No. 2011-11 relating to offsetting and related arrangements.

Response:

Accounting Standards Update No. 2011-11 requires the following items to be disclosed in the financial statements regarding balance sheet offsetting:

“An entity shall disclose at the end of the reporting period the following quantitative information separately for assets and liabilities that are within the scope of paragraph 210-20-5-1:

a.	The gross amounts of those recognized assets and those recognized liabilities
b.	The amounts offset in accordance with the guidance in Sections 210-20-45 and 815-10-45 to determine the net amounts presented in the statement of financial position
c.	The net amounts presented in the statement of financial position
d.	The amounts subject to an enforceable master netting arrangement or similar agreement not otherwise included in (b):
1.	The amounts related to recognized financial instruments and other derivative instruments that either:
i.	Management makes an accounting policy election not to offset
ii.	Do not meet some or all of the guidance in either Section 210-20-45 or Section 815-10-45.
2.	The amounts related to financial collateral (including cash collateral)
e.	The net amount after deducting the amounts in (d) from the amounts in (c)”

Ms. Kristi Marrone

United States Securities and Exchange Commission

September 22, 2014

UNG already presents its financial assets gross in the financial statements. UNG holds several futures contracts and swap contracts that would qualify for balance sheet netting as discussed above. However, UNG prepares a schedule of investments that lists, on a gross basis, all derivative contracts on a position by position basis. On the schedule of investments, any cash collateral is disclosed by type of derivative contract (futures and swaps).

ASU No. 2011-11 paragraph 210-20-50-4 states that “The information required by the preceding paragraph [shown above] shall be presented in a tabular format, separately for assets and liabilities, unless another format is more appropriate.” We believe that presenting the information required above is best presented on the schedule of investments rather than a table included in the footnotes as it makes the disclosure more meaningful with the source data that the table refers. We feel that the spirit of the disclosure is presented in way to allow readers of the financial statements to make informed decisions in a more efficient manner.

USCF, as general partner of UNG, acknowledges that:

•	USCF is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	USCF may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions on the foregoing, please do not hesitate to contact Heather Harker, General Counsel – USCF at 804.658.2392 or via email at hharker@unitedstatesoilfund.com.

Sincerely,

/s/ Howard Mah
Chief Financial Officer United States Commodity Funds LLC

Cc:	Nicholas D. Gerber
Heather Harker, Esq.
W. Thomas Conner, Reed Smith LLP
Craig Stegman